ATS Announces CEO Departure

07/07/2025

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Andrew Hider will be stepping down from his role as Chief Executive Officer of the Company and from its Board of Directors (the “Board”) to pursue a new leadership opportunity outside the automation industry. The effective date for Mr. Hider’s departure from the Company is expected to be by the end of August on a date to be determined by the Board. As a result of the foregoing, Mr. Hider will be withdrawing his candidacy for election to the Board at the Company’s upcoming Annual General Meeting (“AGM”) being held on August 7th, 2025. The Company will be filing an amendment to its management information circular dated June 18th, 2025 (the “Circular”) and form of proxy to reflect this change. The Circular will otherwise remain unchanged from the version that is being mailed to shareholders of the Company and filed on SEDAR+.

Ryan McLeod, the Chief Financial Officer of the Company, will assume the role of interim CEO upon Mr. Hider’s departure while the Board conducts a thorough search for a permanent replacement, consistent with the Company’s succession planning process. With nearly two decades of experience at ATS, Ryan was appointed Chief Financial Officer in 2020.

“Since joining us over eight years ago, Andrew has led ATS through a period of substantial growth, both organic and through acquisition,” said David McAusland, Chairman of the Board of Directors. “In addition to introducing the ATS Business Model, which is now deeply rooted in our management culture globally, he has built a strong, skilled senior leadership team capable of moving our business forward until a new CEO is appointed.”

“We sincerely want to thank Andrew for his leadership and commitment,“ said Mike Martino, current Board of Directors member and who is anticipated to be elected as new Board Chair following the Company’s AGM on August 7th, 2025. “With his passion and determination, he has guided the Company through times of change while remaining focused on growth and strengthening the business, putting ATS in a solid position for the future.”

Reflecting on his time with the Company, Andrew Hider shared, “Leading ATS has been a privilege, and I’m proud of the progress this Company has made. I’m grateful to have worked with, and learned from, an outstanding leadership group and ATS’ incredible global team members. I look forward to continuing to watch the company grow and prosper."

The Company notes that its outlook for the current fiscal quarter and fiscal year remain unchanged.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to, the Company’s leadership transition and strategy, the effective date of Mr. Hider’s departure from the Company and the filing of an amended Circular for the upcoming AGM. Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, the Company’s leadership succession planning.

Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: Ryan McLeod ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 rmcleod@atsautomation.com
For general media inquiries, contact:
Matthew Robinson
Director, Corporate Affairs & Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation